EXHIBIT 99.1

Himax Reports Second Quarter 2011 Financial Results

  Second quarter 2011 revenues in-line with guidance with gross margin of 18.6%
  Expects third quarter revenues to remain flat or to decline slightly with gross margin to remain at the current level
  Expects smartphone display drivers and CMOS image sensors to further grow in the third quarter

TAINAN, Taiwan, Aug. 9, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the second quarter ended June 30, 2011.

For the second quarter of 2011, Himax reported net revenues of $160.6 million, representing a 14.5% decrease from $187.7 million in the second quarter of 2010, and a 13.8% increase from $141.1 million in the first quarter of 2011. Gross margin was 18.6% in the second quarter of 2011, down 180 basis points year-over-year and down 150 basis points, sequentially. Operating income in the second quarter was $3.4 million, compared to $13.0 million for the same period last year and $2.5 million in the previous quarter.

Net income attributable to Himax stockholders for the second quarter of 2011 was $3.6 million or $0.02 per diluted ADS, down from $12.0 million or $0.07 per diluted ADS in the second quarter of 2010, and up from $2.7 million or $0.02 per diluted ADS in the first quarter of 2011.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the second quarter of 2011 was $5.1 million, down from $15.4 million in the same period last year, and up from $4.3 million in the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the second quarter of 2011 was $5.0 million or $0.03 per diluted ADS, down from $14.0 million or $0.08 per diluted ADS in the second quarter of 2010, and up from $4.1 million or $0.02 per diluted ADS in the first quarter of 2011.

Reconciliation of gross margin, operating margin, net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "For large panel display drivers, the 17.7% quarterly revenue growth in the second quarter was primarily the result of orders coming from one of our customers in China which was ramping up its new capacity. The third quarter outlook however, appears sluggish for large panel drivers. We are seeing reduced demand for all applications and many of our customers have responded to the uncertain global economic conditions by lowering capacity utilization for large panel products."

Mr. Wu continued, "The quarterly revenue growth for small and medium size display drivers was 4.3% in the second quarter, primarily a consequence of the weak feature phone demand particularly in China's white box market. However, we are seeing robust third quarter customer forecasts for the smart phone market from both our world-leading and Chinese brands. We remain the leading player in high-end panel drivers for smart phone applications. Our industry-leading HD720 high-resolution cellphone panel driver has been adopted by first-tier smart phone brands with shipments expected to commence at the end of the third quarter. The driver IC offers an unrivaled color and brightness enhancement feature which is very popular among our customers."

Mr. Wu continued, "We have seen significant progress in diversification of our revenue stream, with small and medium panel business expected to replace large panel to become our largest revenue contributor in the third quarter. Our non-driver segment continued to contribute positively to our top line growth, particularly the CMOS image sensor and LCOS micro-display products. Starting from the second quarter, the wafer shortage situation for CMOS image sensor has been gradually alleviated and we have been able to fulfill more customer orders. We expect the capacity shortage to further loosen going forward. We are also seeing an increase in demand for our LCOS pico-projector products, particularly for cellphone embedded applications targeting emerging markets.

Looking into the third quarter, the TFT-LCD industry is suffering from weak end market demand and general concerns for the outlook of the global economy. The market and economic conditions have reduced our visibility for orders and forecasts provided to us by our customers."

Mr. Wu added, "For the third quarter, we expect revenues to remain flat or to decline slightly with gross margin to remain at the current level. Taking into account our 2011 grant of restricted share units, or RSUs, at the end of September, our GAAP loss per ADS is expected to be in the range of 2 to 0 cents. Excluding share-based compensation and acquisition-related charges, our non-GAAP earnings per ADS is expected to be in the range of 0 to 2 cents. Our 2011 RSUs, subject to Himax's Board approval, is projected to be valued in the range of $3 million to $4 million, representing a 56% to 67% decline year over year. Almost all of the 2011 RSU is expected to be vested and expensed immediately on the grant date."

Investor Conference Call / Webcast Details

The Company's management will review detailed second quarter 2011 results on Tuesday, August 9, 2011 at 7:00 PM NYC (7:00 AM, Wednesday, August 10, Taiwan time). The conference dial-in numbers are +1-201-689-8471 (international) and +1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through 12:00 PM Taiwan time on Tuesday, August 16, 2011 (midnight U.S. Eastern Standard Time) at www.himax.com.tw and by telephone at +1-858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 375533.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with SEC on dated May 20, 2011, as amended.

– Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2011	2010	2011
Revenues
Revenues from third parties, net	$ 92,450	$ 94,939	$ 74,093
Revenues from related parties, net	68,129	92,768	67,000
	160,579	187,707	141,093

Costs and expenses:
Cost of revenues	130,682	149,388	112,783
Research and development	19,294	18,341	19,790
General and administrative	3,745	4,197	4,281
Sales and marketing	3,447	2,752	1,697
Total costs and expenses	157,168	174,678	138,551

Operating income	3,411	13,029	2,542

Non operating income (loss):
Interest income	130	169	140
Equity in losses of equity method investees	(112)	(106)	(81)
Foreign exchange gains (losses), net	(100)	53	117
Interest expense	(102)	(5)	(97)
Other income (loss), net	478	72	(234)
	294	183	(155)
Earnings before income taxes	3,705	13,212	2,387
Income tax expense	926	2,174	597
Net income	2,779	11,038	1,790
Net loss attributable to noncontrolling interests	845	930	933
Net income attributable to Himax stockholders	$ 3,624	$ 11,968	$ 2,723

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.01	$ 0.03	$ 0.01
Diluted earningsper ordinary shareattributable to Himax stockholders	$ 0.01	$ 0.03	$ 0.01
Basic earnings per ADS attributable to Himax stockholders	$ 0.02	$ 0.07	$ 0.02
Diluted earnings per ADSattributable to Himax stockholders	$ 0.02	$ 0.07	$ 0.02

Basic Weighted Average Outstanding Ordinary Shares	354,629	355,426	354,633
Diluted Weighted Average Outstanding Ordinary Shares	356,138	358,011	355,833

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Six Months Ended
	June 30,
	2011	2010
Revenues
Revenues from third parties, net	$ 166,543	$ 165,879
Revenues from related parties, net	135,129	197,326
	301,672	363,205

Costs and expenses:
Cost of revenues	243,465	290,161
Research and development	39,084	36,149
General and administrative	8,026	8,240
Sales and marketing	5,144	5,501
Total costs and expenses	295,719	340,051

Operating income	5,953	23,154

Non operating income (loss):
Interest income	270	273
Equity in losses of equity method investees	(193)	(165)
Foreign exchange gains, net	17	42
Interest expense	(199)	(5)
Other income, net	244	160
	139	305
Earnings before income taxes	6,092	23,459
Income tax expense	1,523	4,223
Net income	4,569	19,236
Net loss attributable to the noncontrolling interests	1,778	1,870
Net income attributable to Himax stockholders	$ 6,347	$ 21,106

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.02	$ 0.06
Diluted earningsper ordinary shareattributable to Himax stockholders	$ 0.02	$ 0.06
Basic earnings per ADS attributable to Himax stockholders	$ 0.04	$ 0.12
Diluted earnings per ADSattributable to Himax stockholders	$ 0.04	$ 0.12

Basic Weighted Average Outstanding Shares	354,631	356,486
Diluted Weighted Average Outstanding Shares	356,000	358,517

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2011	2010	2011
Share-based compensation
Cost of revenues	$ 11	$ 21	$ 11
Research and development	866	1,375	869
General and administrative	143	228	142
Sales and marketing	139	218	140
Income tax benefit	(177)	(131)	(178)
Total	$ 982	$ 1,711	$ 984

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 258	$ 258	$ 258
Sales and marketing	290	290	289
Income tax benefit	(125)	(200)	(125)
Total	$ 423	$ 348	$ 422

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Six Months Ended June 30,
	2011	2010
Share-based compensation
Cost of revenues	$ 22	$ 43
Research and development	1,735	2,749
General and administrative	285	457
Sales and marketing	279	436
Income tax benefit	(355)	(318)
Total	$ 1,966	$ 3,367

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Research and development	$ 516	$ 517
Sales and marketing	579	579
Income tax benefit	(250)	(339)
Total	$ 845	$ 757

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)
	June 30,	March 31,	December 31,
	2011	2011	2010
Assets
Current assets:
Cash and cash equivalents	$ 103,887	$ 109,519	$ 96,842
Investments in marketable securities available-for-sale	174	6,834	8,632
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	92,362	83,098	80,212
Accounts receivable from related parties, less allowance for sales returns and discounts	86,947	83,690	95,964
Inventories	124,350	130,057	117,988
Deferred income taxes	12,148	11,871	11,977
Restricted cash and cash equivalents	57,500	57,500	58,500
Prepaid expenses and other current assets	16,607	16,136	15,809
Total current assets	$ 493,975	$ 498,705	$ 485,924

Investment securities, including securities measured at fair value	24,706	24,568	24,622
Equity method investments	623	781	869
Property, plant and equipment, net	54,045	48,658	47,561
Deferred income taxes	25,077	24,502	24,729
Goodwill	26,846	26,846	26,846
Intangible assets, net	5,575	6,125	6,674
Other assets	1,943	2,043	2,395
	138,815	133,523	133,696
Total assets	$ 632,790	$ 632,228	$ 619,620

Liabilities and Equity
Current liabilities:
Short-term debt	$ 57,000	$ 57,000	$ 57,000
Accounts payable	125,770	124,066	115,922
Income taxes payable	5,264	9,182	9,125
Deferred income taxes	100	94	96
Other accrued expenses and other current liabilities	47,088	25,843	23,605
Total current liabilities	$ 235,222	$ 216,185	$ 205,748
Other liabilities	5,761	6,786	6,896
Total liabilities	$ 240,983	$ 222,971	$ 212,644

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 353,781,070 shares, 353,842,764 shares, and 353,842,764 shares issued and outstanding at June 30, 2011, March 31, 2011, and December 31, 2010, respectively	$ 106,134	$ 106,153	$ 106,153
Additional paid-in capital	101,422	100,824	100,291
Accumulated other comprehensive income	971	994	1,204
Unappropriated retained earnings	183,350	200,953	198,230
Himax stockholders' equity	$ 391,877	$ 408,924	$ 405,878
Noncontrolling interests	(70)	333	1,098
Total equity	$ 391,807	$ 409,257	$ 406,976
Total liabilities and equity	$ 632,790	$ 632,228	$ 619,620

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2011	2010	2011

Cash flows from operating activities:
Net income	$ 2,779	$ 11,038	$ 1,790
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,172	3,463	3,279
Share-based compensation expenses	1,159	1,842	1,162
Equity in losses of equity method investees	112	106	81
Gain on disposal of marketable securities, net	(194)	(19)	(193)
Gain on disposal of equity method investment	(313)	--	--
Unrealized loss on conversion option	144	--	460
Interest income from amortization of discount on investment in corporate bonds	(41)	--	(48)
Deferred income tax expense (benefit)	(983)	2,639	242
Inventories write downs	1,804	1,371	2,764
Changes in operating assets and liabilities:
Accounts receivable	(9,264)	(25,211)	(2,886)
Accounts receivable from related parties	(3,244)	9,827	12,289
Inventories	3,903	(15,230)	(14,833)
Prepaid expenses and other current assets	(100)	1,098	(325)
Accounts payable	1,704	18,352	8,144
Income taxes payable	(3,912)	(8,844)	52
Other accrued expenses and other current liabilities	683	2,464	258
Other liabilities	(906)	(602)	(11)
Net cash provided by (used in) operating activities	(3,497)	2,294	12,225

Cash flows from investing activities:
Purchase of property and equipment	(8,674)	(1,720)	(1,851)
Purchase of available-for-sale marketable securities	(2,840)	(4,257)	(6,014)
Disposal of available-for-sale marketable securities	9,501	5,514	7,733
Purchase of investment securities	--	(1,024)	--
Release (pledge) of restricted cash equivalents and marketable securities	(4)	(62)	1,002
Decrease (increase) in other assets	(32)	134	1
Net cash provided by (used in) investing activities	(2,049)	(1,415)	871

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2011	2010	2011
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$ 10	76	21
Payments to acquire ordinary shares for retirement	(67)	(2,903)	--
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	--	94	--
Purchase of subsidiary shares from noncontrolling interests	(67)	(109)	(461)
Proceeds from borrowing of short-term debt	--	160,000	--
Repayment of short-term debt	--	(160,000)	--
Net cash used in financing activities	(124)	(2,842)	(440)
Effect of foreign currency exchange rate changes on cash and cash equivalents	38	(2)	21
Net increase (decrease) in cash and cash equivalents	(5,632)	(1,965)	12,677
Cash and cash equivalents at beginning of period	109,519	155,932	96,842
Cash and cash equivalents at end of period	$ 103,887	$ 153,967	$ 109,519

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 79	$ 5	$ 97
Income taxes	$ 5,979	$ 8,196	$ 206
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$ 21,227	$ 44,188	$ --

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30,		Three Months Ended March 31,
	2011	2010	2011
Revenues	$ 160,579	$ 187,707	$ 141,093

Gross profit	29,897	38,319	28,310
Add: Share-based compensation – Cost of revenues	11	21	11
Gross profit excluding share-based compensation	29,908	38,340	28,321
Gross margin excluding share-based compensation	18.6%	20.4%	20.1%

Operating income	3,411	13,029	2,542
Add: Share-based compensation	1,159	1,842	1,162
Operating income excluding share-based compensation	4,570	14,871	3,704
Add: Acquisition-related charges – Intangible assets amortization	548	548	547
Operating income excluding share-based compensation and acquisition-related charges	5,118	15,419	4,251
Operating margin excluding share-based compensation and acquisition-related charges	3.2%	8.2%	3.0%
Net income attributable to Himax stockholders	3,624	11,968	2,723
Add: Share-based compensation, net of tax	982	1,711	984
Add: Acquisition-related charges, net of tax	423	348	422
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	5,029	14,027	4,129
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	3.1%	7.5%	2.9%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Six Months Ended June 30,
	2011	2010
Revenues	$ 301,672	$ 363,205

Gross profit	58,207	73,044
Add: Share-based compensation – Cost of revenues	22	43
Gross profit excluding share-based compensation	58,229	73,087
Gross margin excluding share-based compensation	19.3%	20.1%

Operating income	5,953	23,154
Add: Share-based compensation	2,321	3,685
Operating income excluding share-based compensation	8,274	26,839
Add: Acquisition-related charges – Intangible assets amortization	1,095	1,096
Operating income excluding share-based compensation and acquisition-related charges	9,369	27,935
Operating margin excluding share-based compensation and acquisition-related charges	3.1%	7.7%
Net income attributable to Himax stockholders	6,347	21,106
Add: Share-based compensation, net of tax	1,966	3,367
Add: Acquisition-related charges, net of tax	845	757
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9,158	25,230
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	3.0%	6.9%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per Ordinary Share Attributable to Himax Stockholders Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30,	Six Months Ended June 30,
	2011	2011
Diluted GAAP EPS attributable to Himax stockholders	$0.01	$0.02
Add: Share-based compensation per diluted share	$0.01	$0.01
Add: Acquisition-related charges per diluted share	$ --	$ --

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.01	$0.03

Numbers do not add up due to rounding
CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com

Operator Intro: Welcome to Himax Technologies’ second quarter 2011 financial results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through 12PM on Tuesday, August 15, 2011 in Taiwan.  The replay dial-in number is 1-858-384-5517 with conference ID number 375533.  The replay will also be accessible at www.himax.com.tw.

Joseph Villalta

Thank you, operator. Welcome everyone to Himax’s second quarter 2011 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mrs. Jessica Pan, Acting Chief Financial Officer.  After the company’s prepared comments, we will have time for any questions today.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7009.  Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results, industry growth and the Taiwan listing plan, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results and the Taiwan listing plan to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; shareholders’ support on the dual listing plan, changes in either Taiwan or US authorities’ policies, Taiwan Stock Exchange and Taiwan authority’s acceptance of the Company’s Taiwan listing application, changes in capital market conditions in either Taiwan or the US, capital market acceptance of our share offering, the capability to maintain the full two-way fungibility between the Company’s ordinary shares and ADSs and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with SEC on dated May 20, 2011, as amended.

Except for the Company’s full year of 2010 financials which were provided on the Company’s 20-F, filed with the SEC on May 20, 2011, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

In today’s earnings call I will be reporting our second quarter results and provide outlook for the third quarter of 2011. Our Acting CFO, Jessica Pan, will then provide further details on our financial performance.

On June 20, we reiterated our second quarter guidance. As we will report today, our revenues, gross margin and earnings per ADS were all within our previous guidance.

Our second quarter revenues came in at $160.6 million, representing a 14.5% decline year-over-year and a 13.8% growth sequentially.

Revenues from large panel display drivers were $76.4 million, down 29.1% from a year ago and up 17.7% sequentially. Large panel drivers accounted for 47.6% of our total revenues for the second quarter compared to 57.4% a year ago and 46.0% in the previous quarter.

Revenues from small and medium-sized applications were $62.2 million, down 5.3% from the same period last year and up 4.3% sequentially. Small and medium-sized applications accounted for 38.7% of total revenues for the second quarter, as compared to 35.0% for the same period last year, and 42.3% in the previous quarter.

Non-driver segment continued to perform strongly. Revenues from our non-driver businesses were $22.0 million, up 54.3% from the same period last year and up 32.8% sequentially. The percentage of our non-driver products revenues reached another record high, accounting for 13.7% of our total revenues in the second quarter, as compared to 7.6% a year ago and 11.7% in the previous quarter.

Our GAAP gross margin for the second quarter was 18.6%, as compared to 20.4% a year earlier, and 20.1% in the previous quarter.

For the second quarter, GAAP net income was $3.6 million, or 2 cents per ADS, compared to $12.0 million, or 7 cents per ADS, a year ago, and $2.7 million, or 2 cents per ADS, in the prior quarter.

Now, let me go through the second quarter performance and third quarter outlook for major product lines.

For large panel display drivers, the 17.7% quarterly revenue growth in the second quarter was primarily the result of orders coming from one of our customers in China which was ramping up its new capacity. The third quarter outlook however, appears sluggish for large panel drivers. We are seeing reduced demand for all applications and many of our customers have responded to the uncertain global economy by lowering capacity utilization for large panel products.

The quarterly revenue growth for small and medium size display drivers was just 4.3% in the second quarter, primarily a consequence of the weak feature phone demand particularly in China’s white box market. However, we are seeing robust third quarter customer forecast for the cellphone market. Accounting for the bulk of this strong growth momentum will be smart phones from both world leading brands and Chinese manufacturers. We remain the leading player in high end panel drivers for smart phone applications. For example, our industry-leading HD720 high resolution cellphone panel driver has been adopted by first-tier smart phone brands and shipments are expected to commence at the end of the third quarter. The driver IC offers an unrivaled color and brightness enhancement feature which is very popular among our customers.

As mentioned earlier, our non-driver segment continued to contribute positively to our top line growth, particularly the CMOS image sensor and LCOS micro-display products. We expect both products to carry the strong revenue growth momentum into the third quarter.

In our previous earnings calls, we talked about wafer foundry capacity shortage for CMOS image sensor which limited our revenue growth in this segment over the past few quarters. Starting from the second quarter, the shortage situation has been gradually alleviated and we have been able to fulfill more customer orders. We expect the capacity shortage to further loosen going forward. We also continue to make wafer level optics (WLO) and wafer level module (WLM) shipments to leading laptop and handset brands.

We are also seeing increasing demand for our LCOS pico-projector products, particularly for cellphone embedded applications targeting emerging markets. We have therefore embarked on a capacity expansion for our LCOS production line. This expansion requires just a marginal increase in the total investment in our fab and will allow us to increase our monthly panel output from 150,000 units to over 250,000 units.

We are pleased to report that, after a thorough and strict verification process, our touch panel controller has been adopted by a top worldwide smart phone brand. We expect shipment to start at the end of the third quarter. We will build upon this success to broaden our market share in this fast growing market.

Furthermore, our 2D to 3D solution was adopted by several monitor and 3D projector customers. We also integrated the 2D to 3D conversion feature into timing controllers designed for handheld naked-eye 3D panel applications.

Looking into the third quarter, the TFT-LCD industry is suffering from weak end market demand and general concerns for the outlook of the global economy. Many customers are evaluating whether they should further reduce capacity utilization. We are therefore seeing lower-than-usual visibility for orders and forecasts provided to us by our customers.

Despite the negative market sentiment, we remain committed to continue the execution of our strategy toward building a more balanced product portfolio and customer base, which, we believe, will lead to long term improvement in both our gross margin and bottom line. We have seen significant progress in diversification of our revenue stream, with small and medium panel business expected to replace large panel to become our largest revenue contributor in the third quarter. We also expect non-driver to approach 15% of our total sales soon. Our immediate challenge is to improve our overall gross margin, particularly by bringing up the gross margins of the two fastest growing non-driver product lines: CMOS image sensor and LCOS micro-display.

As we reported in the previous earnings call, our CMOS image sensor, the fastest growing non-driver product line, is suffering from low margin as we are still shipping a relatively high proportion of older generation products, which will gradually be replaced by a newer generation of products with improved cost and margin. While we are confident that our margin in this segment will improve as our customers make the switch, we are seeing third quarter gross margin from our sensor product line still lower than our overall average.

The LCOS capacity expansion we mentioned earlier will also lead to short-term gross margin pressure. This is because the expansion involves relocation of certain facilities during the third quarter. We will therefore have reduced capacity utilization and may suffer a temporary yield loss during the relocation process. As a result, the LCOS product line will still not make a positive contribution to our overall gross margin, despite its anticipated revenue growth.

We also mentioned in the previous earnings call that we faced low production yield and certain product rework charges in the second quarter when starting to ship wafer level optics to a leading handset brand for the first time. We do foresee a steady yield improvement in the third quarter.

We believe these are crucial and necessary investments in the short term that will allow us to execute our long-term strategy. We are not satisfied with the current profitability and will by all means do our best to shorten this painful period where gross margin is not improved while R&D expense stays high at a time when we are bringing up the non-driver products. We remain confident in our long-term outlook and we are fully committed to enhancing shareholder value. We paid out an annual cash dividend of $21.2 million, or $0.12 per ADS, on July 20, 2011. In addition, we announced a $25 million share buyback program as we are confident on the long term prospect of our share price.  Jessica will elaborate on that later on.

Moving to the third quarter, we expect revenues to remain flat or to decline slightly with gross margin to remain at the current level. Taking into account our 2011 grant of restricted share units, or RSUs, at the end of September, our GAAP loss per ADS is expected to be in the range of 2 to 0 cents. Excluding share-based compensation and acquisition-related charges, our non-GAAP earnings per ADS is expected to be in the range of 0 to 2 cents.

Our 2011 RSUs, subject to Himax’s Board approval, is projected to be valued in the range of $3 million to $4 million, representing a 56% to 67% decline year over year. Almost all of the 2011 RSU is expected to be vested and expensed immediately on the grant date.

Now let me turn over to Jessica Pan, our Acting CFO, for further details on our financials.

Mrs. Jessica Pan

Thank you, Jordan. I will now provide additional details for our second quarter financial results.

For the second quarter, our GAAP operating expenses were $26.5 million, up 4.7% from $25.3 million a year ago and up 2.8% from $25.8 million in the previous quarter.

GAAP operating income for the second quarter was $3.4 million, down from $13.0 million in the same period last year and up from $2.5 million in the previous quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the second quarter was 18.6%, as compared to 20.4% a year ago and 20.1% a quarter ago. Non-GAAP operating income for the second quarter was $5.1 million, down from $15.4 million in the same period last year and up from $4.3 million in the previous quarter.

Share-based compensation and acquisition-related charges for the second quarter and first quarter were both $1.0 million and $0.4 million, respectively, as compared to $1.7 million and $0.3 million a year earlier.

Non-GAAP net income in the second quarter was $5.0 million, or 3 cents per ADS, down from $14.0 million or 8 cents per ADS for the same period last year, and up from $4.1 million or 2 cents per ADS in the previous quarter.

Our cash, cash equivalents and marketable securities available for sale were $104.1 million at the end of June, down from $116.4 million a quarter ago. On July 20, 2011, we paid out our annual cash dividend of $0.12 per ADS, totaled $21.2 million.

As Jordan mentioned earlier, in addition to the cash dividend, we announced a $25 million share buyback program on June 20, 2011 to repurchase our ADSs and thereby cancel the underlying ordinary shares accordingly. Share repurchases up to the end of July totaled $0.6 million or approximately 0.3 million ADSs. At the end of the July 2011, we had roughly $24.4 million remaining in the current authorized share repurchase plan.

Inventories at the end of June were $124.4 million, compared to $130.1 million a quarter ago.

Net cash outflow from operating activities for the second quarter was $3.5 million as compared to a cash inflow of $12.2 million in the previous quarter.

The third quarter 2011 guidance that Jordan provided earlier is based on the assumption of having 355 million diluted weighted average ordinary shares, with one ADS representing two ordinary shares.

Operator,  that concludes our prepared remarks.  We can now take questions.

Jordan’s closing remarks
Thank you everyone for taking the time to join today’s call.  We look forward to talking with you again at our next earnings call in early November.  Thank you.